EXHIBIT 99.1

Update Regarding Appeal of NASDAQ Notice of Delisting

Ramat Gan, Israel – November 21, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet-Gold”) (NASDAQ Global Select Market and TASE: IGLD).

As disclosed on October 24, 2019, the Company received written notification (the “Notification”) from the Listing Qualifications staff of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company’s ordinary shares were subject to delisting from the Nasdaq Global Select Market, pending the Company’s opportunity to request a hearing before the Nasdaq Hearings Panel (the “Panel”). On October 30, 2019 the Company announced it submitted an appeal of the Notification. At the time, we indicated that there can be no assurance that the Panel will grant the Company’s request for continued listing.

Since the request for the appeal was submitted, the Company also submitted information to the Panel in anticipation of the hearing. Following discussions with Nasdaq staff the Company is considering whether it should withdraw the appeal at this point.

The Company is currently examining its possibilities and will continue to update on a final decision. A withdrawal of the appeal will result in a delisting from Nasdaq, but the Company expects to maintain its listing on the Tel Aviv Stock Exchange.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. On June 2019, Internet Gold entered into a transaction for the sale of its entire holdings in B Communications Ltd. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet-Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com / Tel: +972-3-924-0000